ROPES & GRAY
                       One International Place
                   Boston, Massachusetts 02110-2624
                           (617) 951-7000
                        Fax: (617) 951-7050






                              February 28, 1996



New England Zenith Fund
399 Boylston Street
Boston, Massachusetts 02116

Ladies and Gentlemen:

     You have informed us that you intend to file a notice on Form 24F-2 (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 14,421,116 of your shares of beneficial interest, no par value (the "Shares"), belonging to your Back Bay Advisors Bond Income Series, Westpeak Stock Index Series, Back Bay Advisors Managed Series, Westpeak Value Growth Series, Loomis Sayles Avanti Growth Series, Loomis Sayles Small Cap Series, Loomis Sayles Balanced Series, Draycott International Equity Series, Salomon Brothers U.S. Government Series, Salomon Brothers Strategic Bond Opportunities Series, Venture Value Series, Alger Equity Growth Series, Short-Term Series and Capital Growth Series, sold in reliance upon the Rule during your fiscal year ended December 31, 1995.

     We have examined your Agreement and Declaration of Trust, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts and are familiar with the action taken by your Trustees to authorize the issuance and sale from time to time of your authorized and unissued shares of beneficial interest at not less than net asset value. We have also examined a copy of your By-Laws, an executed copy of the Notice and such other certificates, documents and records as we have deemed necessary for the purposes of this opinion.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

     New England Zenith Fund (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder held personally liable solely by reason of being or having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice when filed with the Commission.

                              Very truly yours,

                              /s/ Ropes & Gray

                              ROPES & GRAY